RXi Pharmaceuticals Corporation
60 Prescott Street
Worcester, MA 01605
VIA EDGAR
February 13, 2008
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jeffrey Riedler and Jennifer Riegel

Re:	RXi Pharmaceuticals Corporation
Registration Statement on Form S-1 (File No. 333-147009)
Dear Mr. Riedler and Ms. Riegel:
     Pursuant to Rule 461 under the Securities Act of 1933, as amended, RXi Pharmaceuticals Corporation (the “Company”) hereby requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective by 2:00 p.m. Eastern Time on Thursday, February 14, 2008 or as soon as possible thereafter.
     The Company hereby acknowledges
(i)	its responsibilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement;

(ii)	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the filing;

(iii)	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iv)	the Company may not assert staff comments and the declaration of effectiveness as a defense in a proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please call Marc Rubenstein or Sara Pritchard of Ropes & Gray LLP, counsel to the Company, at (617) 951-7826 or (617) 951-7986, respectively, as soon as the Registration Statement has been declared effective.
Very truly yours,
RXI PHARMACEUTICALS CORPORATION

By:	/s/ TOD WOOLF

Name: Tod Woolf, Ph.D.
Title: President and Chief Executive Officer